Exhibit 99.1


                                 (TRANSLATION)

To Whom It May Concern:


                                                               September 1, 2004
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


                  Notice of the Results of Repurchase of Shares through N-NET Closing Price Orders on Nagoya Stock Exchange

We hereby inform you that Toyota Motor Corporation ("TMC") repurchased its shares as follows with respect to the notice of repurchase of shares made to you yesterday (August 31, 2004).


1. Type of shares repurchased                  Shares of common stock of TMC

2. Aggregate number of shares repurchased      29,400,000 shares

3. Purchase price                              JPY 4,320 per share

4. Aggregate purchase price                    JPY 127,008,000,000

5. Date of repurchase                          September 1, 2004 (Wednesday)

6. Method of repurchase                        Purchase through N-NET closing
                                               price orders on the Nagoya
                                               Stock Exchange



(Reference)

Matters resolved at the FY 2004 Ordinary General Shareholders' Meeting held on June 23, 2004.

  o Type of shares to be repurchased               Shares of common stock of TMC

  o Aggregate number of shares to be repurchased   Up to 65,000,000 shares

  o Aggregate purchase price of shares             Up to JPY 250,000,000,000


Shares having been repurchased up to September 1, 2004

  o Aggregate number of shares repurchased         29,400,000 shares

  o Aggregate purchase price of shares             JPY 127,008,000,000



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Contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
                                (0565) 23-1520~4 (Head Office)
                                (052) 952-3461~4 (Nagoya)